Section

FEB 27 2012

[redacted]

Washington, DC
123

SECURITIE SSION

12011395

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49748

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/011 (MM/DD/YY) AND ENDING 12/31/011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Sunbelt Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5075 Westheimer, Suite 600
(No. and Street)

Houston	Texas	77056
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David Smetek, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Sunbelt Securities, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

HEIDI LATHAM
MY COMMISSION EXPIRES
November 21, 2012

Heidi Latham
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SUNBELT SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2011

SUNBELT SECURITIES, INC.

CONTENTS

CF ACCOUNTANTS CONSULTANTS

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464
972.387.4300
800.834.8586
972.960.2810 fax

www.cfllp.com

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Sunbelt Securities, Inc.

We have audited the accompanying statement of financial condition of Sunbelt Securities, Inc., as of December 31, 2011, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sunbelt Securities, Inc., as of December 31, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion the information is fairly stated in all material respects in relation to the financial statements as a whole.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 23, 2012

SUNBELT SECURITIES, INC.
Statement of Financial Condition
December 31, 2011

ASSETS

Cash	$ 151,366
Receivable from broker dealers	98,348
Commission receivable	930,906
	$1,180,620

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accrued expenses	$ 82,276
Commissions payable	213,722
Accounts payable – related party	630,000
	925,998
Stockholders' equity	
Common stock, 10,000,000 shares authorized with $.001 par value, 10,000 shares issued and outstanding	10
Additional paid in capital	307,733
Retained earnings (deficit)	(53,121)
Total stockholders' equity	254,622
	$1,180,620

The accompanying notes are an integral part of these financial statements.

SUNBELT SECURITIES, INC.
Statement of Income
For the Year Ended December 31, 2011

Revenues	
Securities commissions	$9,582,713
Other income	74,873
	9,657,586
Expenses	
Compensation and benefits	500,709
Commissions and clearance paid to all other brokers	7,874,682
Communications	133,570
Occupancy and equipment costs	169,579
Promotional costs	1,394
Regulatory fees and expenses	264,751
Interest expense	4,486
Other expenses	708,416
	9,657,587
Loss before income taxes	(1)
Provision for federal income taxes	-0-
Net loss	$ (1)

The accompanying notes are an integral part of these financial statements.

SUNBELT SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2011

	Shares	Common Stock	Additional Paid in Capital	Retained Earnings (Deficit)	Total
Balances at December 31, 2010	10,000	$ 10	$ 307,733	$ (53,120)	$ 254,623
Net loss				(1)	(1)
Balances at December 31, 2011	10,000	$ 10	$ 307,733	$ (53,121)	$ 254,622

The accompanying notes are an integral part of these financial statements.

SUNBELT SECURITIES, INC.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2011

Balance, at December 31, 2010	$	-0-
Increases		-0-
Decreases		-0-
Balance, at December 31, 2011	$	-0-

The accompanying notes are an integral part of these financial statements.

SUNBELT SECURITIES, INC.
Statement of Cash Flows
For the Year Ended December 31, 2011

Cash flows from operating activities	
Net loss	$ (1)
Adjustments to reconcile net loss to net cash provided (used) by operating activities:	
Change in assets and liabilities:	
Increase in receivable from broker dealers	(5,227)
Increase in commission receivable	(507,645)
Increase in accrued expenses	56,276
Increase in commission payable	61,910
Increase in accounts payable - related party	180,000
Net cash provided (used) by operating activities	(214,687)
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Net cash provided (used) by financing activities	-0-
Net decrease in cash and cash equivalents	(214,687)
Cash and cash equivalents at beginning of year	366,053
Cash and cash equivalents at end of year	$ 151,366

Supplemental Disclosure of Cash Flow Information

Cash paid during the year for:	
Interest	$ 4,486
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Sunbelt Securities, Inc. (the "Company") was formed October 23, 1996 and became effective as a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) on July 3, 1997 and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a correspondent broker-dealer. The Company is a Texas corporation, and its customers are located throughout the United States.

Security transactions (and related commission revenue and expense) are recorded on a settlement date basis, generally the third business day following the transactions. If materially different, commission income and related expenses are recorded on a trade date basis.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Commissions receivable and receivables from broker dealers are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables. The Company advances funds to its registered representatives as determined necessary by management. The advances are generally recouped upon the following commission payment cycle. Management records an allowance for bad debts based on a collectability review of specific accounts. Any receivables deemed uncollectible are written off against the allowance.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are non-deductible for tax reporting purposes.

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days that are not held for sale in the ordinary course of business.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2011, the Company had net capital of approximately $240,502 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was 3.85 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Related Party Transactions

Sunbelt Securities Management, a related party, earned $1,751,114 for consulting, advisory services and commissions of which $630,000 was payable at December 31, 2011.

Note 5 - Income Taxes

The Company has a net operating loss carryforward of $47,199 available to offset future taxable income. The carryforward will expire as follows:

December 31,	
2030	$ 47,199
	$ 47,199

The tax benefit from the net operating loss carryforward of $47,199 has not been reported in these financial statements because the Company believes it is likely that the carryforwards will expire unused. Accordingly, the tax benefit has been offset by a valuation allowance of the same amount. The following reflects the changes in the tax benefit:

Note 5 - Income Taxes, continued

	Deferred Tax Asset December 31, 2010	Current Period Changes	Deferred Tax Asset December 31, 2011
Federal	$ 7,154	$ (74)	$ 7,080
Valuation allowance	(7,154)	74	(7,080)
Amount per balance sheet	$ -0-	$ -0-	$ -0-

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises.

The Company's federal and state income tax returns are subject to examination over various statutes of limitations generally ranging from three to five years.

Note 6 - Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At December 31, 2011, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

The Company has filed a claim against another Broker Dealer with FINRA Dispute Resolution and seeks recovery in excess of $600,000. The other Broker Dealer has asserted a counterclaim against the Company in excess of $3,400,000. Management intends to enforce its claim and vigorously defend against the counterclaim. The matter is in a preliminary phase and no discovery has occurred. The ultimate outcome of these disputed claims cannot be determined. Accordingly, no provision for any liability related to this matter has been made in these financial statements.

Note 7 - Lease Commitments

The Company leases office space under long-term non-cancelable leases. Minimum lease payments under the leases at December 31, 2011 are as follows:

Note 7 - Lease Commitments, continued

Year Ending June 30,	
2012	$ 94,727
2013	97,597
2014	100,467
2015	103,338
	$ 396,129

Rental expense for the year ended December 31, 2011 was $169,113 and is reflected in occupancy and equipment costs.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2011

Schedule I

SUNBELT SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2011

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital	$ 254,622
Add:	
Other deductions or allowable credits	-0-
Total capital and allowable subordinated liabilities	254,622
Deductions and/or charges	-0-
Net capital before haircuts on securities positions	254,622
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f))	
Other securities	14,120
Net capital	$ 240,502

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition	
Accrued expenses	$ 82,276
Commissions payable	213,722
Accounts payable-related party	630,000
Total aggregate indebtedness	$ 925,998

Schedule I (continued)

SUNBELT SECURITIES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2011

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 61,764
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 100,000
Net capital in excess of required minimum	$ 140,502
Excess net capital at 1000%	$ 147,902
Ratio: Aggregate indebtedness to net capital	3.85 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The difference in the computation of net capital under Rule 15c3-1 from the Company's computation is as follows:

Net capital per Company's unaudited FOCUS II A	$ 238,591
Increase in commission's receivable	1,911
Net capital per audited report	$ 240,502

Schedule II

SUNBELT SECURITIES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2011

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: National Financial Services, L.L.C.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended
December 31, 2011

CF ACCOUNTANTS CONSULTANTS

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464
972.387.4300
800.834.8586
972.960.2810 fax

www.cfllp.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Sunbelt Securities, Inc.

In planning and performing our audit of the financial statements and supplemental information of Sunbelt Securities, Inc. (the "Company"), as of and for the year ended December 31, 2011 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be material weaknesses and therefore, there can be no assurance that all material weaknesses have been identified. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

Dallas, Texas
February 23, 2012

Report

On The SIPC Annual Assessment

Required By SEC Rule 17a-5

Year Ended December 31, 2011

CF ACCOUNTANTS CONSULTANTS

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464
972.387.4300
800.834.8586
972.960.2810 fax

www.cfllp.com

INDEPENDENT ACCOUNTANT'S REPORT ON THE SIPC ANNUAL ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Sunbelt Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2011, which were agreed to by Sunbelt Securities, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Sunbelt Securities, Inc. compliance with the applicable instructions of the Form SIPC-7. Management is responsible for Sunbelt Securities, Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (cash disbursements journal) noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011 with the amounts reported in Form SIPC-7 for the year ended December 31, 2011 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences; and
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
February 23, 2012

(amended)

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7 (33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

049748 FINRA DEC
SUNBELT SECURITIES INC 21*21
5065 WESTHEIMER RD STE 600
HOUSTON TX 77056-5655

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ ~~16,823~~ 16,257 TPB
   B. Less payment made with SIPC-6 filed (exclude interest) (13,286) TPB
   Date Paid
   C. Less prior overpayment applied ( )
   D. Assessment balance due or (overpayment) ~~3,537~~ 2,971
   E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum
   F. Total assessment balance and interest due (or overpayment carried forward) $
   G. PAID WITH THIS FORM:
   Check enclosed, payable to SIPC
   Total (must be same as F above) $ 3,537
   H. Overpayment carried forward $(566)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Sunbelt Securities
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

FADP
(Title)

23rd February 2012

Dated the ~~16th~~ day of February, 20 12.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2011
and ending 12/31, 2011

Eliminate cents

Item No.		Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)		$ 9,642,204 ✓
2b. Additions:		
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		0
(2) Net loss from principal transactions in securities in trading accounts.		
(3) Net loss from principal transactions in commodities in trading accounts.		
(4) Interest and dividend expense deducted in determining item 2a.		
(5) Net loss from management of or participation in the underwriting or distribution of securities.		
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.		
(7) Net loss from securities in investment accounts.		
Total additions		
2c. Deductions:		
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.		2,495,092 ~~2,268,598~~
(2) Revenues from commodity transactions.		
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.		644,190 ✓
(4) Reimbursements for postage in connection with proxy solicitation.		
(5) Net gain from securities in investment accounts.		
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)		~~2,912,788~~
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.	$	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).	$	
Enter the greater of line (i) or (ii)		
Total deductions	3,139,282	2,912,788
2d. SIPC Net Operating Revenues	6,502,921	$ 6,729,416
2e. General Assessment @ .0025	16,257	$ 16,823

(to page 1, line 2.A.)

BENEFIT FINANCE SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2011
AND
INDEPENDENT AUDITORS' REPORT

AMD anders minkler & diehl llp

CPAs + Consultants

BENEFIT FINANCE SECURITIES, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION
YEAR ENDED DECEMBER 31, 2011
AND
INDEPENDENT AUDITORS' REPORT

Contents

AMD anders minkler & diehl llp

CPAs + Consultants

Independent Auditors' Report

Member
Benefit Finance Securities, LLC
St. Louis, Missouri

We have audited the accompanying statement of financial condition of Benefit Finance Securities, LLC as of December 31, 2011, and the related statements of income, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Benefit Finance Securities, LLC as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules 1 and 2 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Anders Minkler & Diehl LLP

February 16, 2012

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